FULCRUM THERAPEUTICS, INC.

26 Landsdowne Street

Cambridge, MA 02139

VIA EDGAR

April 24, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Fulcrum Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-3

Filed February 27, 2024

File No. 333-277419

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fulcrum Therapeutics, Inc. hereby requests that the effective date and time of the above-referenced registration statement be accelerated to April 25, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Marianne Sarrazin of Goodwin Procter LLP at (415) 733-6134.

Fulcrum Therapeutics, Inc.

/s/ Alan Musso
Alan Musso

cc: Alan Musso, Fulcrum Therapeutics, Inc.

Curt Oltmans, Fulcrum Therapeutics, Inc.

Mitchell Bloom, Goodwin Procter LLP

Marianne Sarrazin, Goodwin Procter LLP